                                                                                               EXHIBIT 12

OHIO POWER COMPANY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)


                                                                                                  Twelve
                                                                                                  Months
                                                             Year Ended December 31,              Ended
                                                  1997      1998      1999      2000     2001     6/30/02
Fixed Charges:
  Interest on First Mortgage Bonds             $ 45,540  $ 33,663  $ 25,506  $ 22,901  $ 19,898  $ 13,324
  Interest on Other Long-term Debt               29,620    38,520    49,125    58,605    61,960    69,842
  Interest on Short-term Debt                     4,519     5,821     8,327     8,614    14,628    10,727
  Miscellaneous Interest Charges                  4,464     4,617     5,016    34,417     4,806     4,257
  Estimated Interest Element in Lease Rentals    52,900    59,300    53,400    51,600    48,200    48,200
     Total Fixed Charges                       $137,043  $141,921  $141,374  $176,137  $149,492  $146,350

Earnings:
  Income Before Extraordinary Item             $208,689  $209,925  $212,157  $102,613  $165,793  $199,701
  Plus Federal Income Taxes                     121,559   112,087   130,814   208,737    83,990    98,907
  Plus State Income Taxes                         2,655     2,742     1,677    (3,058)   15,003    21,264
  Plus Fixed Charges (as above)                 137,043   141,921   141,374   176,137   149,492   146,350
     Total Earnings                            $469,946  $466,675  $486,022  $484,429  $414,278  $466,222

Ratio of Earnings to Fixed Charges                 3.42      3.28      3.43      2.75      2.77      3.18